

October 2, 2012

<u>Via Facsimile</u>
Edgar A. Luce
Executive Vice President, Finance and
      Administration and Chief Financial Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

    **Re:    Ellie Mae, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2011**
          **Filed March 28, 2012**
          **File No. 001-35140**

Dear Mr. Luce:

        We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Consolidated Financial Statements</u>

<u>Note 2 - Basis of Presentation and Significant Accounting Policies</u>

<u>Revenue Recognition, page 63</u>

1.      We note that subscription services and usage-based fee arrangements involve multiple elements that qualify as separate units of accounting. Please explain why you believe that the monthly base fee and the usage-based fee represent separate deliverables. That is, describe the underlying deliverable for each of these fees. Further, explain why you

believe that each deliverable has value to the customer on a standalone basis. See ASC 605-25-25-5. Your response should address how your conclusion considered your inability to support fair value of each deliverable using VSOE or TPE. That is, clarify whether you sell or a third party sells either deliverable separately. Explain why each deliverable has standalone value without a market. In addition, describe in greater detail the basis for establishing BESP for each deliverable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief